DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com

Dennis C. Sullivan
dennis.sullivan@dlapiper.com
T 650.833.2243
F 650.687.1200

July 9, 2015

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Washington, DC  20549

Re:                             GSI Technology, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 1, 2015

File No. 001-33387

Dear Mr. Orlic:

On behalf of our client GSI Technology, Inc. (the “Company”), we are responding to your letter dated July 8, 2015 conveying comments from the Staff of the Securities and Exchange Commission with respect to the above-referenced filing.  For convenience, the Staff’s comments are set forth below, followed by the Company’s responses.  The Company has filed an amended preliminary proxy statement on Schedule 14A via EDGAR (the “Amended 14A”) and an amended form of proxy containing the revisions described in this letter.  Page references in the responses below refer to the page numbers of the Amended 14A.

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How are broker non-votes and abstentions treated?, page 4

1.                                      Disclosure states that proposals 2 and 3 require the affirmative vote of a majority of shares represented and “voting” at the annual meeting.  Elsewhere in the document, the voting standard for these proposals is represented as a majority of shares present and “entitled to vote.”  Please clarify your disclosure.

Response:

The disclosure has been clarified (See pages 4, 16 and 18).

Proposal No.  1, page 7

2.                                      Disclosure states that, if any of the nominees declines to serve or becomes unavailable for any reason, the proxies may be voted for such substitute nominees as you may designate.  Please revise this standard in accordance with Rule 14a-4(c)(5).  Please also confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

David L. Orlic, Esq.

July 9, 2015

Page Two

Response:

The disclosure has been revised to conform to the provisions of Rule 14a-4(c)(5) (See page 7).  The Company hereby confirms that, should it lawfully identify or nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No.  2, page 16

3.                                      Disclosure regarding this and the following proposal states that abstentions will not have any effect on the outcome of the vote, yet the voting standard is represented to be the affirmative vote of a majority of shares present and entitled to vote.  Please revise your disclosure or advise how an abstention would not have the effect of a vote “against” under this standard.

Response:

The disclosure has been clarified (See pages 16 and 18).

Proposal 3, page 18

4.                                      Please disclose that you are providing this vote as required pursuant to Section 14A.  See Item 24 of Schedule 14A.

Response:

Additional disclosure has been provided (See page 18).

Form of Proxy

5.                                      Please revise proposal 3 so that the subject of the vote is more clear.  See Question 169.07 of our Compliance and Disclosure Interpretations regarding Exchange Act Rules.

Response:

Proposal No. 3 on the form of proxy has been revised to reflect the Staff’s interpretation.

David L. Orlic, Esq.

July 9, 2015

Page Three

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In connection with the Company’s response to the Staff’s comments, the Company acknowledges:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact the undersigned or Ben Griebe of this office at (650) 833-2209.

Very truly yours,

DLA Piper LLP (US)

/s/ Dennis C. Sullivan

Dennis C. Sullivan

cc:                                Lee-Lean Shu

President and Chief Executive Officer

GSI Technology, Inc.

Douglas M. Schirle

Chief Financial Officer

GSI Technology, Inc.